SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 Amendment No. 4
                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                   (Under Section 14(d)(1) or 13(e)(1) of the
                        Securities Exchange Act of 1934)

                                   ----------

                          Microware Systems Corporation
                            (Name of Subject Company)

                        Drake Merger Sub, Inc. (Offeror)
                          RadiSys Corporation (Offeror)
          (Name of Filing Person (identifying status as offeror, issuer or other person)) Common Stock, Without Par Value (Title of Class of Securities)

                                    595150103
                      (CUSIP Number of Class of Securities)

                                Annette M. Mulee
                               RadiSys Corporation
                           5445 NE Dawson Creek Drive
                               Hillsboro, OR 97124
                                 (503) 615-1100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                         on Behalf of the Filing Person)

                                    Copy to:

                                 John R. Thomas
                                 Stoel Rives LLP
                         900 SW Fifth Avenue, Suite 2600
                             Portland, OR 97204-1268
                                 (503) 224-3380

                            CALCULATION OF FILING FEE

Transaction                                                          Amount of
Valuation:  $13,479,174*                                     Filing Fee:  $2,696
* Assumes purchase of 19,822,314 shares at $0.68 per share.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,696                 Filing Party: RadiSys Corporation
Form or Registration No.:  Schedule TO-T                Date Filed: July 5, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  Third-party tender offer subject to Rule 14d-1.

[_]  Issuer tender offer subject to Rule 13e-4.

[_]  Going-private transaction subject to Rule 13e-3.

[_]  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 5, 2001, as amended by Amendment No. 1 filed on July 19, 2001, amendment No. 2 filed on August 3, 2001 and amendment No. 3 filed on August 6, 2001 (as amended and supplemented, the "Schedule TO"), relating to the offer by Drake Merger Sub, Inc., an Iowa corporation ("Purchaser") and a wholly owned subsidiary of RadiSys Corporation, an Oregon corporation ("Parent"), to purchase all of the outstanding shares of common stock, without par value (the "Shares"), of Microware Systems Corporation, an Iowa corporation (the "Company"), at a purchase price of $0.68 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions of the Offer to Purchase dated July 5, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and
(a)(1)(B). This Amendment No. 4 is being filed on behalf of Purchaser and Parent. Capitalized terms not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the Offer to Purchase.

Item 8. Interest in Securities of the Subject Company

     The Offer expired at 5:00 p.m., New York City time, on Friday, August 10, 2001. Under the Offer, based upon a report from the Mellon Investor Services LLC, Depositary for the Offer, Purchaser accepted for payment 15,839,793 Shares (not including shares subject to guaranteed delivery), representing 82.5% of the outstanding Shares. On August 10, 2001, Parent issued a press release announcing that it closed the tender offer and that it expects to complete the merger of Purchaser into the Company upon the completion of the requisite corporate procedures. The press release is attached as Exhibit (a)(1)(K) and is incorporated into this Schedule TO by reference.

Item 12. Exhibits

Exhibit Number    Description
--------------    -----------

(a)(1)(A)*        Offer to Purchase dated July 5, 2001, as amended

(a)(1)(B)*        Letter of Transmittal

(a)(1)(C)*        Notice of Guaranteed Delivery

(a)(1)(D)*        Letter to Brokers, Dealers, Banks, Trust Companies and Other
                  Nominees

(a)(1)(E)* Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(1)(F) *       Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9

(a)(1)(G)* Joint Press Release issued by Parent and the Company (incorporated herein by reference to Schedule TO-C filed July 2, 2001 by Parent)

(a)(1)(H)*        Summary Advertisement published July 5, 2001

(a)(1)(I)*        Press Release issued by Parent on August 3, 2001

(a)(1)(J)*        Press Release issued by Parent on August 6, 2001

(a)(1)(K)         Press Release issued by Parent August 10, 2001

(b)               Not applicable

(d)(1)* Agreement and Plan of Merger, dated as of June 29, 2001, by and among RadiSys Corporation, Drake Merger Sub, Inc. and Microware Systems Corporation

(d)(2)* 19.9% Option Agreement, dated as of June 29, 2001, between RadiSys Corporation, and Microware Systems Corporation

(d)(3)* Form of Shareholder's Agreement, dated June 29, 2001, by and among RadiSys Corporation, Drake Merger Sub, Inc., and certain shareholders of Microware Systems Corporation

(d)(4)* Shareholder's Agreement, dated June 29, 2001 by and among RadiSys Corporation, Drake Merger Sub, Inc. and Motorola, Inc.

(d)(5)* Termination and Buy-out Agreement, dated June 29, 2001, by and among Microware Systems Corporation, Elder Court, LLC, Roth Capital Partners, Inc., Carbon Mesa Partners, LLC and Anthony Soich

(g)*              Solicitation Agent FAQs/Guidelines

(h)               Not applicable

---------------
*    Previously filed

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 2001                      RadiSys Corporation


                                             By /s/ Glenford J. Myers
                                                ----------------------
                                                Glenford J. Myers
                                                Chief Executive Officer

                                             Drake Merger Sub, Inc.


                                             By /s/ Glenford J. Myers
                                                ----------------------
                                                Glenford J. Myers
                                                President

                                  EXHIBIT LIST

Exhibit Number    Description
--------------    -----------

(a)(1)(A)*        Offer to Purchase dated July 5, 2001, as amended

(a)(1)(B)*        Letter of Transmittal

(a)(1)(C)*        Notice of Guaranteed Delivery

(a)(1)(D)*        Letter to Brokers, Dealers, Banks, Trust Companies and Other
                  Nominees

(a)(1)(E)* Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(1)(F) *       Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9

(a)(1)(G)* Joint Press Release issued by Parent and the Company (incorporated herein by reference to Schedule TO-C filed July 2, 2001 by Parent)

(a)(1)(H)*        Summary Advertisement published July 5, 2001

(a)(1)(I)*        Press Release issued by Parent on August 3, 2001

(a)(1)(J)*        Press Release issued by Parent on August 6, 2001

(a)(1)(K)         Press Release issued by Parent on August 10, 2001

(b)               Not applicable

(d)(1)* Agreement and Plan of Merger, dated as of June 29, 2001, by and among RadiSys Corporation, Drake Merger Sub, Inc. and Microware Systems Corporation

(d)(2)* 19.9% Option Agreement, dated as of June 29, 2001, between RadiSys Corporation, and Microware Systems Corporation

(d)(3)* Form of Shareholder's Agreement, dated June 29, 2001, by and among RadiSys Corporation, Drake Merger Sub, Inc., and certain shareholders of Microware Systems Corporation

(d)(4)* Shareholder's Agreement, dated June 29, 2001 by and among RadiSys Corporation, Drake Merger Sub, Inc. and Motorola, Inc.

(d)(5)* Termination and Buy-out Agreement, dated June 29, 2001, by and among Microware Systems Corporation, Elder Court, LLC, Roth Capital Partners, Inc., Carbon Mesa Partners, LLC and Anthony Soich

(g)*              Solicitation Agent FAQs/Guidelines

(h)               Not applicable

---------------
*    Previously filed

                                                                    NEWS RELEASE

Investor Relations Contact:
Brian Bronson
1-503-615-1281
brian.bronson@radisys.com

Press Contact:
Stuart Cohen
1-503-615-1433
stuart.cohen@radisys.com

RADISYS CORPORATION SUCCESSFULLY COMPLETES MICROWARE TENDER OFFER

Hillsboro, OR, August 10, 2001 - RadiSys Corporation (Nasdaq: RSYS), a leading provider of building blocks enabling next-generation Internet and Communications Systems, today announced the successful completion of the tender offer by Drake Merger Sub, Inc., its wholly owned subsidiary, for all outstanding shares of common stock of Microware Systems Corporation. As of the expiration of the tender offer at 5:00 p.m., New York City time today, the shares tendered
(including shares subject to guaranteed delivery) totaled 15,896,533, representing approximately 83 percent of the outstanding shares of Microware common stock.

RadiSys also announced that it intends to complete its acquisition of Microware in late August. RadiSys will complete the acquisition by merging Drake Merger Sub into Microware, with Microware remaining as a wholly owned subsidiary of RadiSys.

RadiSys is a leading provider of building blocks enabling next-generation Internet and communications systems. The building blocks provided to telecommunications equipment manufacturers include Intel-architecture embedded computers, network processors, DSP modules and algorithms, network interfaces and protocols, high-availability switch-fabric system platforms, and SS7/signaling blades and gateways. RadiSys' highly differentiated position in the market is a result of its focus on Intel-based technology, its broad array of building-block technology, its tight "virtual division" relationships with its customers, and its use of intellectual property to generate "perfect fit" solutions for its customers.

                                      # # #

RadiSys is a registered trademark. All other products are trademarks or registered trademarks of their respective companies.

To obtain copies of this press release and other RadiSys material please visit our web-site at www.radisys.com or contact investor relations at investor.relations@radisys.com or call the RadiSys Investor Line at 1-503-615-RSYS.

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